UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Application for Certification of Class Action

Item 1

Application for Certification of Class Action

The Company hereby reports that it was served yesterday an application for certification of a class action (the “Application”), that was filed to the district court in Tel Aviv, against the Company, against Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (jointly hereinafter: the “Respondents”).

The Application includes a series of allegations relating to alleged misleading and violation of the Company’s reporting and disclosure duties to the public under the Israeli Securities Law, 5728-1968, on several different occasions specified in the Application, in connection with the implications of the claim filed by the State of Israel in 2011 against its subsidiary, Dead Sea Works Ltd., relating to payment of royalties to the State under the Dead Sea Concession Law, 5721-1961. The State's claim was conducted between the parties within an arbitration proceeding.

The alleged causes of misleading and violation relates, among other, to incomplete and\or misleading reporting allegation regarding the progress of the arbitration proceeding; the State’s consent as to the manner of calculation of the royalties; the real value of the Company’s equity; the intermediate arbitration award given within the arbitration proceeding and the implications thereof. In addition, the Applicant claims that the Company has failed to make a provision in its financial statements, when allegedly required to do so by law, with respect said claim.

The Applicant is a shareholder of the Company, who held Company shares during the allegedly relevant period, on behalf of a represented class including all those who acquired Company shares from August 17, 2011 and held them until May 27, 2014. According to the Applicant such group incurred damages due to the Company’s conduct, and accordingly, the Court is requested to rule in their favor the entire sum of damage allegedly caused to them, at the amount of approx. ILS 133 million (about $40.4 million).

The Company rejects the claims made in the Application and will respond to the claims within the framework of the legal proceeding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: March 18, 2021